ArcelorMittal to increase its long carbon steel production capacity in Brazil

Luxembourg, 7 August 2008 – ArcelorMittal, the world’s leading steel company, today announces new investments of US$1.6 billion in its long carbon steel operations in Brazil. The investments are in addition to the US$1.2 billion of investments previously announced in respect of the expansion of the Monlevade plant in Minas Gerais.

These investments will expand ArcelorMittal’s crude steel production capacity in the long carbon sector in Brazil by an additional 2.6 million tons. This represents an increase from 3.9 million tons per year up to 6.5 million tons per year.. The investment is expected to be completed within 30 months.

The new investment program will consist of the construction of:

•	two new Blast Furnaces, with a total capacity of 400,000 tons per year;
•	2 Electric Arc Furnaces, one with a capacity of 1.2 million tons per year, and a second with a capacity of 800,000 tons per year;
•	a Ladle Furnace;
•	two new Continuous Casters;
•	a Rebar Mill with a capacity of 520,000 tons per year;
•	a Merchant Bar Quality /Special Bar Quality Mill with capacity of 500,000 tons per year to produce special bars for the automotive industry; and
•	a Structural Mill with a capacity of 650,000 tons per year for the production of medium/heavy structural sections.

All facilities will be projected and installed with updated and environmentally friendly technology as well as energy efficiency.

The final location for these new investments will be announced after the conclusion of feasibility studies which are presently underway.

Separately, the works to increase the capacity of the Monlevade plant have commenced and should also be completed within 30 months. The investment program in Monlevade includes the installation of:

•	a new Sinter Plant with a capacity of 4 million tons per year;
•	a Blast Furnace with a capacity of 1.5 million tons per year;
•	a simultaneous BOF Blowing
•	a Continuous Caster with a capacity of 1.2 million tons per year and
•	a Wire Rod Mill with a capacity of 500,000 tons per year.

ArcelorMittal anticipates up to 6000 people will be employed during the peak construction phase of this project. As a result of the capacity expansion at Monlevade, 400 additional direct jobs will be created at the plant which currently has 1200 employees.

Commenting, Gonzalo Urquijo, Member of ArcelorMittal’s Group Management Board responsible for Long Products, stated:

“Our growth plans at Monlevade along with this additional investment of US$1.6 billion is an integral part of the investment program for our Brazilian operations, focusing on all the main long product lines. The increase in production capacity, particularly in the production of wire rod, bars and rebars as well as structural sections, recognizes the important growth potential of the domestic market and our commitment to investing in Brazil.”